Exhibit 3

SUMMARY OF TERMS

July 14, 2018

This Summary of Terms is not a binding agreement and is subject to, among other things, approval by Andrew Sealfon (“Sealfon”) and the Board of Directors of Repro Med Systems, Inc, (“RMS”). No binding commitments (except as set forth in the “Expenses” and “Confidentiality” paragraphs below) shall be created until the execution and delivery of definitive agreements acceptable to all parties (the “Effective Date”).

Resignation:

As of the Effective Date, Andrew Sealfon shall resign as an officer and employee of RMS. He will also resign as Chairman of the Board of Directors, but retain a position as a duly elected member of the Board

Severance:

Consulting:

Release:

Public Announcements:

Other Provisions:

Expenses:

Confidentiality:

IN WITNESS WHEREOF, the parties hereto have executed this Summary of Terms as of the date first written above.

REPRO MED SYSTEMS, INC.

By:
Name:
Title:

ANDREW SEALFON